

December 23, 2016

Tim Gray
Chief Financial Officer
pdvWireless, Inc.
3 Garret Mountain Plaza
Suite 401
Woodland Park, NJ 07424

      **Re: pdvWireless, Inc.
             Form 10-K
             Filed June 13, 2016
             File No. 001-36827**

Dear Mr. Gray:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

1.   Explain why you believe that the expansion of your private push-to-talk network to provide data and other broadband services will not encounter the same technological difficulties that resulted in Sprint selling the 900 MHz spectrum to your company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications